                                              Filed by Onyx Software Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                         And deemed filed pursuant to Rule 14a-12 and Rule 14d-2
                                       Under the Securities Exchange Act of 1934
                                            Subject Company: Pivotal Corporation
                                                     Commission File No. 0-26867

IMPORTANT INFORMATION

The communications included in this filing are not solicitations of a proxy from any security holder of Pivotal Corporation or Onyx Software Corporation. Nor are these communications an offer to purchase nor a solicitation of an offer to sell securities. Any offer will be made only through an exchange offer statement, information circular, proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Onyx Software Corporation with the U.S. Securities and Exchange Commission (SEC). Investors and security holders may obtain a free copy of such document (if and when filed and available) and other relevant documents related to the proposed business combination on the SEC's web site at: <www.sec.gov>. Any such document and related materials may also be obtained for free by directing such requests to Onyx at 425-451-8060. Onyx Software Corporation and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Pivotal Corporation and Onyx Software Corporation security holders in favor of the proposed transaction, should Onyx Software Corporation solicit such proxies. Information regarding the security ownership and other interests of Onyx Software Corporation's executive officers and directors will be included in any such exchange offer statement, information circular, proxy statement or similar document.

FORWARD-LOOKING STATEMENT

The content of the communications included in this filing may contain forward-looking statements, including statements about the likelihood that the Pivotal Board of Directors will accept the Onyx proposal, the anticipated economic performance of Onyx and Pivotal as a combined company and the impact of the proposed transaction on shareholders of Onyx and Pivotal. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The words "believe," "expect," "intend," "anticipate," variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Factors that could affect Onyx's actual results include, but are not limited to the risk that the Pivotal

Board of Directors elects not to accept the Onyx proposal, the risk that Onyx and Pivotal are unable to reach a definitive agreement, the risk that even if such a definitive agreement is reached that the resulting business combination will not realize the anticipated economic benefits, the risk that Onyx common stock declines or otherwise underperforms over time, the risk that the attention of Onyx's management is diverted from the operation of its core business and the "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" described in our quarterly report on form 10-Q for the period ended June 30, 2003. Readers are cautioned not to place undue reliance upon these forward-looking statements that speak only as to the date of this filing. Onyx undertakes no obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date of this release or to reflect the occurrence of unanticipated events

                                       ***

         [Onyx Software Corporation has posted hyperlinks on its website to the following articles about the proposed transaction with Pivotal Corporation that include quotes from interviews with members of Onyx's senior management. These articles were authored by third parties and should not be viewed as statements by Onyx Software Corporation.]

ONYX MAKES PLAY FOR PIVOTAL - SEARCHCRM.COM

                           ONYX MAKES PLAY FOR PIVOTAL

By Jon Panker, SearchCRM.com News Editor
12 Nov 2003 | SearchCRM.com

Onyx Software Corp. launched an unsolicited bid this morning to acquire its CRM midmarket competitor Pivotal Corp.

The all-stock deal proposed to shareholders comes roughly one month after Vancouver, British Columbia-based Pivotal announced it would be acquired by Oak Investment Partners, a private equity firm, in a $48 million cash deal. Under that plan, Pivotal would then be merged with another Oak Investment holding, customer service software firm Talisma Inc.

Bellevue, Wash.-headquartered Onyx would give investors 0.475 shares of Onyx for each of their Pivotal shares. Onyx said its bid represents a 26% premium over the Oak Investment offer based on Tuesday's closing stock prices.

In a conference call this morning, Onyx executives said they would eventually look to merge the two product lines, but they promised to support Pivotal customers.

"There are clearly synergies in the product lines," said Onyx CEO Brent Frei. "Supporting their current implementations and current products are critical to us."

Though no timetable was released, executives said they envisioned supporting the Pivotal applications for years but not enhancing them. Frei said Onyx, which already offers a Web-based architecture, would be able to speed Pivotal's move in that direction.

Onyx also hopes to rely on Pivotal's channel partners to promote it own component-based CRM model, as well as attract Pivotal's lower-end customers to its hosted CRM partnership with IBM, according to Patrick Angelel, Onyx's vice president of marketing and alliances.

If successful in its takeover bid, Onyx said it would become the second largest pure-play CRM vendor, behind Siebel Systems Inc. Combined, Onyx and Pivotal would have annual revenue of more than $110 million, 2,600 customers and more than 700 employees.

There was no immediate reaction from Pivotal.

Onyx shares closed Tuesday at $4.73; Pivotal stock was at $2.25.

Today's bid is the latest move in a frenetic period of consolidation for business software firms. In addition to Oracle Corp.'s ongoing takeover bid for PeopleSoft Inc., last week Siebel completed its acquisition of hosted CRM provider UpShot Corp.

Kelly Ferguson, principal analyst with Sterling, Va.-based Current Analysis, said it sounds as if Onyx is pulling "a page out of Oracle's playbook." Despite the similarities between Onyx and Pivotal, she thinks the Oak Investment offer better suits Pivotal.

"Having this piggy bank in the background gives the combined Pivotal-Talisma more opportunity to focus on growth," Ferguson said.

Onyx said it hopes to get a response from Pivotal's board of directors by week's end. Pivotal shareholders are slated to vote on the Talisma merger next week. Under Canadian law, 75% must approve the deal.

ONYX MAKES PLAY FOR CRM RIVAL PIVOTAL - BREAKING NEWS - COMPUTER RESELLER NEWS

                  UPDATE: ONYX MAKES PLAY FOR CRM RIVAL PIVOTAL

(URL: http://www.crn.com/sections/BreakingNews/breakingnews.asp?ArticleID=45931)
BY BARBARA DARROW
CRN
11:16 AM EST WED., NOV. 12, 2003

CRM player Pivotal is supposed to get acquired by its venture capital backers. But not if Onyx Software has anything to say about it.

Early Wednesday, Onyx Software made an unsolicited bid to buy rival Pivotal. The stock-for-stock transaction would be valued at about $2.25 per Pivotal common share, according to Onyx, Bellevue, Wash.

Onyx says its bid is worth about $58 million and represents what it calls a 26 percent premium over a deal announced last month in which Pivotal was to merge with Talisma, Seattle, for cash provided by venture capital Oak Investment Partners, a venture capital firm with stakes in both companies.

"We think our deal will let Pivotal shareholders participate in the upside going forward or if they want to sell get more money for their shares," said Patrick Angelel, vice president of marketing and alliances for Onyx.

"We're committed to this [CRM] market. Oak is a VC firm and will want to maximize its investment," he noted.

The Onyx proposal letter was submitted to Pivotal's board Wednesday morning. Angelel said. Onyx requested a response from Pivotal by 2 p.m. Friday. On October 8, the value of the Pivotal/Talisma/Oak Partners deal was estimated to be about $48 million.

A Pivotal spokeswoman said the company is weighing its options. "Pivotal received the offer at basically the same time it was released this morning," she noted. "The board will be meeting, hopefully today, to consider the proposal and will then issue a further response."

Both Onyx and Pivotal target mid-market customers with their CRM wares and both have struggled in the tech downturn and what is seen as a tighter market for CRM specifically.

"This is a great play for Onyx, I'm surprised they didn't do it sooner," said Ben Holtz, president of Green Beacon, a Watertown, Mass.-based CRM solution provider. "From a business perspective the two could become a neat midmarket player - who else is there in upper midmarket?"

On the downside, Holtz sees a problem in that Onyx is not fronting cash. "Putting two companies together who are struggling could mean more hemorraging before they can get it together."

Angelel maintained that a merged Pivotal/Onyx would be the second largest "pure-play CRM" company after Siebel Systems. San Mateo, Calif.

But that may be beside the point as other enterprise software players including SAP, PeopleSoft, and Oracle put more resources behind their own CRM efforts.

Onyx posted a slight pro forma profit its last quarter, but a loss under GAAP rules.

Just a month ago, Pivotal said it had signed on to be acquired by Talisma in a cash deal funded by Oak Investment Partners. Oak is a backer of both Talisma and Pivotal. Oak was to pay $1.78 in cash per Pivotal, in a deal valued at the time at about $48 million. That pact is still pending.

One CRM solution provider was not wowed by the deal. "I guess [this is] not unexpected. Even if they can pull this off, I think the odds of this all working together well are suspect... one plus one doesn't necessary mean two," he noted.

ONYX MAKES SURPRISE MOVE FOR PIVOTAL - CRMDAILY.COM

                      ONYX MAKES SURPRISE MOVE FOR PIVOTAL

By Kimberly Hill
CRMDaily.com
November 12, 2003

         Both companies have a clear view of the mid-market's need for sophisticated CRM software along with its aversion to huge and costly deployments, Onyx CEO Brent Frei said.

         The acquisition proposal comes on the heels of Pivotal's agreement be acquired by Oak Investment Partners and merge with Talisma. Pivotal and Oak Investment have set a purchase price at US$1.78 per share and say they expect the transaction to close in November or December. Now, Onyx has offered a deal with a value of $2.25 per share.

         The proposal was made by a letter hand-delivered to Pivotal in the early hours today, Onyx senior vice president and chief marketing officer Ben Kiker told CRMDaily.com. Onyx has not heard anything from Pivotal on the matter, he said, but he has taken calls already this morning from Pivotal investors who want to know more.

         Pivotal is in the process of gathering its board for a meeting to discuss and consider the proposal, spokesperson Leslie Castellani told CRMDaily.

ONYX MAKES BID FOR PIVOTAL - EWEEK

                           ONYX MAKES BID FOR PIVOTAL

By Dennis Callaghan
November 12, 2003

Longtime midmarket CRM software rivals Onyx Software Corp. and Pivotal Corp. could join forces after Onyx announced Wednesday an unsolicited bid to buy Pivotal.

Private investment company Oak Investment Partners had announced last month its intention to buy Pivotal and merge it with another midmarket CRM software developer, Talisma Corp. That cash deal would have been worth up to $1.81 per share of Pivotal.

Onyx's bid, a stock-for-stock deal, would pay $2.25 a share for Pivotal. Pivotal's stock price closed at $1.76 a share Tuesday and is up to $2.01 a share today on the news. The deal would give Pivotal shareholders 0.475 shares of Onyx common stock for each common share of Pivotal they own. The deal values Pivotal at approximately $59 million.

The bid comes just six days before Pivotal stockholders were due to vote on Oak Investment Partners' bid. Pivotal will have to pay a $1.5 million breakup fee to Oak Investment Partners if that deal does not go through.

Onyx officials said the combined company would have more than 2,600 customers and $110 million in annual revenues.

Onyx CEO Brent Frei said the company is just making its bid now after completing its due diligence once Pivotal filed its 8K form with the SEC on Oak's bid Oct.
21. He said Onyx and Pivotal have talked about merging in the past.

"We've never been able to work out a deal in the past," Frei said. "One of us would be overvalued, another would be in financial distress."

Frei said Onyx is now in a stronger financial position to pull off the deal. There are "incredible synergies" between the two companies, he said. Both have built their products on Microsoft Corp.'s .Net architecture and sell to the midmarket. Both companies are based in the Pacific Northwest, with Onyx in Bellevue, Wash., and Pivotal in Vancouver, British Columbia.

"We would continue to support their current product and build anything Pivotal has that's not represented in our offerings into the combined product," Frei said.

Much of Pivotal's installed base is still on the company's client/server products and will have to move to Web-based products eventually anyway, he said.

Frei contended that Onyx's bid is better for Pivotal shareholders, customers and employees since Oak Investment Partners is a financial holding company looking for a quick return on its investment.

"I suspect the [Pivotal] board will do their fiduciary duty and support our offering," he said. "It's not only a superior financial offering, but it's an opportunity for them to defer their tax liabilities and an opportunity to show the upside of the combined companies. It's quite a compelling offer.

"There really isn't a better place for Pivotal to go than Onyx."

Frei said he had not yet discussed Onyx's bid with anyone at Pivotal. Pivotal officials could not be reached for comment.

ONYX MAKES COUNTERPLAY FOR PIVOTAL - CNET

ONYX MAKES COUNTERPLAY FOR PIVOTAL

By Alorie Gilbert
Staff Writer, CNET News.com
http://news.com.com/2100-1014-5106389.html

Story last modified November 12, 2003, 11:36 AM PST

ONYX SOFTWARE LAUNCHED A BID TO BUY RIVAL PIVOTAL ON WEDNESDAY FOR ABOUT $58 MILLION IN STOCK, COUNTERING AN ALL-CASH DEAL PIVOTAL AGREED TO LAST MONTH.

         Under the terms of the bid, which was unsolicited, shareholders would exchange each Pivotal share they own for about 0.48 of an Onyx share, valued at $2.25, based on Onyx's Tuesday closing price.

         In October, Pivotal entered into a definitive agreement to merge with privately held Talisma for $1.78 per share in cash, in a deal financed by Talisma investor Oak Investment Partners. A Pivotal shareholder vote to seal the Talisma deal is scheduled for next week. Onyx has asked Pivotal's board of directors to respond to its counterbid, which represents a 26 percent premium over the Talisma offer, by Friday afternoon.

         Onyx, based in Bellevue, Wash., would pay a $1.5 million breakup fee to cancel the Talisma transaction, Onyx said.

         Pivotal, headquartered in Vancouver, British Columbia, is calling a meeting of its board members to consider the Onyx proposal, after which the company plans to issue a statement, a Pivotal representative said.

         Talisma, Pivotal and Onyx all compete in the market for customer relationship management (CRM) software. Each specializes in applications for midsize businesses. The CRM niche has become less hospitable over the past two years because of stagnating sales and Microsoft's entrance into the fray. The stormy conditions have led to several buyouts, including the pending Pivotal deal and Siebel Systems' recent purchase of UpShot.

         Combined with Pivotal, Onyx would have 2,600 customers and $110 million in annual revenue, making it among the largest CRM software companies that cater to midsize businesses, ahead of Epiphany and Kana Worldwide, Onyx said.

         Onyx shares fell 2 cents to $4.41 on the Nasdaq Wednesday on news of the counteroffer.

              Related News

     - Siebel heads out on acquisition path October 15, 2003 http://news.com.com/2100-1012-5092126.html

     -   VC firm to buy Pivotal October 9, 2003
         http://news.com.com/2110-1012-5088939.html

     - CRM software market keeps slipping June 13, 2003 http://news.com.com/2100-1017-1017002.html

     -   Get this story's "Big Picture"
         http://news.com.com/2104-1014-5106389.html

Copyright(C)1995-2003 CNET Networks, Inc. All rights reserved.

Onyx Offers To Acquire Pivotal - CRM Magazine

                         ONYX OFFERS TO ACQUIRE PIVOTAL

destinationCRM.com:
by David Myron
Wednesday, November 12, 2003

      Onyx today offered to acquire Pivotal in a strategic move to sabotage the planned Talisma and Pivotal merger and to bolster its own mid-market dominance. The Onyx offer comes a little more than a month after Oak Investment Partners, Talisma's majority shareholder, offered to buy Pivotal, and subsequently merge the companies.

The Onyx proposal, which was submitted by letter to the Pivotal board of directors this morning, outlined a deal for a stock-for-stock transaction valued at approximately $2.25 per Pivotal common share, totaling nearly $60 million. This represents a 26 percent premium over the Talisma cash offer, valued at $1.78 per share. The Talisma cash offer would render Pivotal a private company, whereas the Onyx offer would not.

The Onyx offer, which excludes Talisma, slipped in before the shareholder meeting set for November 18, 2003, during which shareholders were expected to vote on the acceptance of the Talisma offer.

The merger would create the second largest pure-play CRM vendor behind Siebel. If approved, the deal would yield a combined entity with 2,600 customers and combined annual revenue of $110 million, besting other pure-play CRM vendors in size such as E.piphany, Chordiant, and KANA.

As for the fate of the existing 1,600 Pivotal customers under Onyx's management, Onyx assures it would provide support for Pivotal products initially. "We would provide ongoing support for Pivotal's product line for the [near] future. We are going to do nothing that would tarnish or disrupt Pivotal's reputation. Over time you would see us rationalize both products onto a single product line," says Ben Kiker senior vice president and chief marketing officer at Onyx.

Pivotal customers stand to fare better if Onyx acquires Pivotal than if Talisma does, says Benjamin Holtz, chief executive officer of Green Beacon, a CRM mid-market consultant, servicing both Onyx and Talisma solutions. "In my opinion it would be a lot easier to go from Pivotal to Onyx than from Pivotal to Talisma. Onyx has a more flexible user interface, and you can make more changes [such as customization for specific vertical applications]. "If I'm a Pivotal customer today, I'd be happier with Onyx [more] than a Talisma/Pivotal scenario."

Additionally Pivotal customers can migrate to Onyx's more advanced Internet platform. "Pivotal has a small group of Web-based customers. Most are using Pivotal's client-server product, because Pivotal's Web product doesn't have the same amount of features as its client-server product. Onyx has a fourth generation--Internet product and has more features on its Internet platform than its client/server product," Kiker says. That's why he adds, "Pivotal has a lot of customers that are anxious to move to the Internet platform and we need to quickly communicate to them what our Internet platform looks like and help them migrate."

Are there situations in which Pivotal customers would benefit more if Talisma acquires Pivotal? "If I'm looking for a pure CRM play for my entire company, Onyx is the choice. If I'm looking for a good customer service play with some sales functionality and other neat functionality, then Talisma is my choice," Holtz says.

Holtz maintains that the Pivotal and Onyx merger would stand a better chance of survival in an increasingly competitive market. "At a combined 2,600 customers, the Onyx and Pivotal entity could fend off Siebel, Salesforce.com, and in a few years, Microsoft in the mid-market," Holtz says.

A Pivotal spokeswoman could not comment on the Onyx offer, but said Pivotal is trying to bring its board together to review the Onyx proposal. No one at Talisma was available for comment at press time.

Onyx Bids for Pivotal - Line56

                              ONYX BIDS FOR PIVOTAL

by Demir Barlas, Line56
Wednesday, November 12, 2003

         Consolidation in the customer relationship management (CRM) marketplace continues as Pivotal, a specialist in mid-market CRM, has received an unsolicited $2.25 per share offer from peer Onyx. That offer is an alternative to a bid from Oak Investment Partners, which proposes to combine Pivotal with Talisma.

         Combining with Talisma, a CRM service specialist, would give Pivotal a play across the major CRM domains (Pivotal already offers sales force automation, or SFA, and marketing applications) while joining forces with Onyx would mean a broad mid-market fit, as both companies play in that valuable segment of the marketplace.

         Onyx has asked Pivotal's board to consider the offer by this Friday.

         Analyst Karen Smith of Aberdeen says that Pivotal will indeed take a hard look at the alternatives. "Talisma brings in missing components like strong service and PRM [partner relationship management] capabilities while Onyx and Pivotal both need to do something to compete against the bigger guys."

         That competitive pressure is particularly acute because of factors like Microsoft's entry into CRM, Best Software's existing traction with smaller companies, and sector giant Siebel's renewed interest in this segment of the marketplace.

         Ben Kiker, SVP and chief marketing officer for Onyx, believes that the Onyx offer brings more than just mid-market complementarity. "We bring products they don't have today," he says. "Recent products for financial services and the government sector stand out."

         While Kiker is excited about the prospect of bringing Pivotal into the fold, he says that Onyx "will look to other strategic alternatives" if the offer is rejected.

         The Onyx offer works out to roughly $58 million, or a 26 percent premium over the Oak offer.

         Analyst Sheryl Kingstone of Yankee Group believes that "Onyx makes more sense than Talisma" for Pivotal. She believes that the companies can do something for each other. "This isn't a tech sell as much as it is growth by acquisition," she says. "Both Onyx and Pivotal have decent technology they've built up, but they don't have the financial stability and customer base for the long haul." If Onyx does pick up Pivotal, Kingstone believes that the big win will be Pivotal's customer base.

Find this article at: http://www.line56.com/articles/default.asp?articleid=5152

Onyx Software offers to buy Pivotal Corp. - Siliconvalley.com/SJMercury News

                    ONYX SOFTWARE OFFERS TO BUY PIVOTAL CORP.

SILICONVALLEY.COM -HTTP://WWW.SILICONVALLEY.COM/MLD/SILICONVALLEY/7245149.HTM
POSTED ON WED., NOV. 12, 2003

         TORONTO (Dow Jones/AP) -- Onyx Software Corp., a provider of customer database software, Wednesday offered to buy rival Pivotal Corp. for about $59 million in stock in an attempt to derail another offer for Pivotal.

         On Oct. 8, Vancouver-based Pivotal said it agreed to be acquired by Talisma Corp. in a deal financed by Oak Investment Partners and valued at $1.78 per share in cash, or $47 million.

         The Talisma deal is still pending and is scheduled for a shareholder vote on Nov. 18. Talisma, which is based in Kirkland, Wash., provides Microsoft-based eService products.

         Onyx is offering 0.475 of its shares, worth about $2.25 at Tuesday's closing price, for each share of Pivotal.

         Shares of Pivotal were at $2 early Wednesday afternoon, up 24 cents, or 14 percent, on heavy volume on the Nasdaq Stock Market.

         But shares of Onyx slumped and were at $4.37, down 36 cents, or 7.6 percent, on the Nasdaq. The company is based in Bellevue, Wash.

         Onyx said its proposal is structured to provide potential tax deferral benefits to investors, compared to the existing offer.

Onyx has asked Pivotal's board to respond to its offer by Friday afternoon, Onyx Chief Executive Brent Frei said.

ONYX PROPOSES PIVOTAL ACQUISITION - IT World Canada

                        ONYX PROPOSES PIVOTAL ACQUISITION

By Carly Suppa
IT World Canada

In a move to strengthen its position as the second largest pure play CRM vendor, Onyx Corp. on Wednesday announced its intention to purchase Canadian CRM provider Pivotal Corp., and hopes its offer will win out over a prior bid.

The new bid has caught Vancouver-based Pivotal by surprise, having only been informed of Onyx's intentions Wednesday morning when the proposal was made public. Under the terms of the proposed acquisition, Bellevue, Wash.-based Onyx has offered a 26 per cent premium an offer made by Oak Investment Partners -- an investment firm, which will essentially combine Pivotal and Talsima Corp., a Microsoft Corp.-based e-Service solutions provider in Kirkland, Wash. -- and is structured to provide potential tax deferral benefits to investors, Onyx said.

The previous bid from Oak was made in early October.

According to Patrick Angelel, vice-president of product marketing and alliances with Onyx, acquiring Pivotal would increase Onyx's position as a mid-market CRM leader. He said the acquisition makes sense for both companies due to the synergies in both product suites and customer base.

While Onyx boasts brand name corporate clients including American Express and Reuters, Pivotal targets the low-end of the mid-market -- an audience Onyx is looking to address.

"We feel this is a superior offer," Angelel told ITWorldCanada.com. "It is a very natural fit. No one is in a better position to deliver better value to Pivotal's shareholders...and customers than Onyx."

The deal would also enable Onyx to better compete across the CRM space against companies such as Siebel Systems Inc. and Microsoft Corp., he added, but said that independent of the Pivotal acquisition, Onyx is in a position of strength with its business.

Still, the proposal has come as a surprise not only to Pivotal, but to one industry analyst as well. Denis Pombriant, vice-president and research director, CRM software with Boston-based Aberdeen Group, said many people were under the impression that the Talisma/Pivotal merger was a done deal. However, he said the Onyx/Pivotal deal does appear to be a better fit.

"It is rather interesting that the two CRM companies are very similar architecturally," he said. "I think it may be that Onyx saw an opportunity to consolidate one of its Microsoft-centric competitors in the market, and bring over a large and compatible customer base from Pivotal into the Onyx orbit. I think this will enable the new company to have greater market presence and market power going forward."

He said it has become "absolutely critical" for companies to be thinking in terms of market presence especially as of late. Despite slight recent growth, the worldwide CRM software market shrunk by 19 per cent from US$3.7 billion last year to US$3 billion, according to forecasts made earlier this year by Gartner Inc.

Pivotal is in the midst of getting its board together to review the Onyx proposal and was not prepared to comment on Wednesday's offer. The Oak transaction is still awaiting approval from Pivotal's shareholders. The shareholder vote is set for Nov. 18.

For details, visit www.onyx.com. Pivotal is online at www.pivotal.com.

                                       -2-